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   FORM 5
__ Check this box if no      __ Form 3 Holdings
   longer subject to            Reported
   Section 16. Form 4
   or Form 5 obligations     __ Form 4 Transactions
   may continue. See            Reported
   Instruction 1(b).
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940.

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   Estimated average burden
   hours per response....1.0
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1.  Name and Address of        2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to Issuer
    Rerporting Person*                                                                                (Check all applicable)
                                  Berkshire Realty Company, Inc. -- BRI      X Director                      X 10% Owner(1)
                                                                            __ Officer (give title below)   __ Other (specify below)

Kazilionis  Paul        D.
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(Last)      (First)     (Middle)               3. IRS or Social        4. Statement for    7. Individual or Joint/Group Reporting
                                                  Security Number of      Month/Year                 (check applicable line)
                                                  Reporting Person                          X Form Filed by One Reporting Person
                                                  (Voluntary)                              __ Form Filed by More than One Reporting
                                                                                              Person
284 South Beach Road
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                  (Street)                                             5. If Amendment,
                                                                          Date of Original
                                                                          (Month/Year)

Hobe Sound,    Florida       33455                                        12/1997
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(City)         (State)       (Zip)         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------ ------------- ----------------- ---------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Issuer's       (I)             (Instr. 4)
                             Year)                                                     Fiscal Year       (Instr. 4)
                                                                                       (Instr. 3
                                                                                        and 4)
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                                                         Amount (A) or (D)   Price
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*  If the form is filed by more than one reporting person, See Instruction 4(b)(v).

FORM 5 (continued)                  Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                             (e.g., puts, calls, warrants, options, convertible securities)


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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          Lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)               at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Year         4)
                                                                                                  (Instr.
                                                                                                   4)
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                                              (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
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Series 1997-A  $12.04    9/25/97    P3     27,737,000   9/19/98   None     Common  4,850,640  $25.00  2,737,000    I        (1)
Convertible                                                                Stock
Preferred
Stock
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Director's     $11.00   11/13/97    L5(2)       5,000   5/5/98    11/13/07 Common      5,000    (2)       5.000    D(1)(2)  (1)(2)
Stock Options                                                              Stock
(right to
purchase)
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Explanation of Responses:

(1) The record owners of the shares of Series 1997-A  Convertible  Preferred Stock (the "Preferred Stock") are Westbrook Real Estate
Fund I, L.P. and Westbrook Real Estate Co-Investment Partnership I, L.P. (collectively, the "Westbrook Funds"). The reporting person is a managing  principal of the managing member of the general partner of the Westbrook  Funds.  Pursuant to Rule 13d-4  promulgated under the  Securities  Exchange Act of 1934, as amended (the "Act"),  the reporting  person  disclaims  beneficial  ownership of all securities reported on this statement.

(2) A grant of directors' options covering 5,000 shares of Common Stock was made by the issuer to the reporting person, as director, on November 13, 1997. The reporting person has assigned  beneficial  ownership of such options to the Westbrook Funds pursuant to an agreement between the reporting person and certain affiliates and the Westbrook Funds.


** Intentional misstatements or omissions of                  /s/ Paul D. Kazilionis                       February 14, 1999
   facts constitute Federal Criminal Violations    --------------------------------------------       ------------------------------
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                    Paul D. Kazilionis                                Date
                                                         ** Signature of Reporting Person


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